File No. 2311-4
March 30, 2007
Via FedEx and Edgar
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A
Filed March 6, 2007
File No. 001-32845
Dear Mr. Reynolds:
     On behalf of our client, General Finance Corporation (“General Finance”), we are responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter, dated March 16, 2007, to Ronald F. Valenta of General Finance regarding the above-referenced preliminary Proxy Statement. As in our previous response letters, we have set forth below each of the Staff’s numbered comments, followed by General Finance’s response. Concurrently with the delivery of this letter, General Finance is filing via EDGAR Amendment No. 5 to Schedule 14A setting forth its amended preliminary Proxy Statement reflecting the changes made in response to the Staff’s comments, among other changes noted below. A copy of the amended preliminary Proxy Statement, marked to show changes, is enclosed for your convenience.
     References in this letter to the “Proxy Statement” mean the amended preliminary Proxy Statement contained in Amendment No. 5 to Schedule 14A. Unless otherwise indicated, all page references in this letter refer to such Proxy Statement. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.
     In addition to the changes made in response to the Staff’s comments, the Proxy Statement describes the recent restructuring of the proposed Royal Wolf acquisition that was necessitated by the passage of deadlines set forth in the original acquisition agreement relating to clearance of the Proxy Statement for mailing to stockholders and stockholder approval of the acquisition. The restructuring has been documented in an amended acquisition agreement, a copy of which appears as ANNEX A to the Proxy Statement. The Proxy Statement describes in detail the nature and terms of the restructured acquisition, and includes a discussion of the background of the restructuring and a discussion of the updated valuation analyses of the General Finance management and board of directors relating to the restructured acquisition. The Proxy Statement also updates and supplements some of the information contained in the previous amended

Mr. John Reynolds
March 30, 2007

preliminary Proxy Statement. In General Finance’s view, apart from changes relating to the restructured acquisition, none of the updated or supplemented information reflects a material change from the information in the previous amended preliminary Proxy Statement.
     Except as otherwise noted in this letter, the information provided in response to your letter has been supplied by General Finance, which is solely responsible for it. General Finance has changed or supplemented some of the disclosures in the previous amended preliminary Proxy Statement in cooperation with the Staff’s comments; however, the changes reflected in the Proxy Statement, and any changes implemented in future filings should not be taken as an admission that the prior disclosures were in any way deficient.
     We have indicated in response to some of the Staff’s comments that General Finance believes no change in disclosure is appropriate, and stated the basis for its belief. We understand these Staff comments may be withdrawn or modified based on the additional explanation or information provided by General Finance.
General
1.	In light of the increase in the maximum aggregate value of the transaction, please revise the calculation of the fee on the cover page.

We have revised this fee calculation based upon the estimated aggregate value of the restructured transaction as of May 31, 2007, the tentatively scheduled closing date, and the new fee rate of $30.70 per million dollars. Because of the new reduced fee rate, no additional filing fee is owed by General Finance.
Letter to Stockholders
2.	Provide clear disclosure in this letter, and throughout the proxy statement, regarding the steps required for conversion. In particular, focus upon the requirement that the shares be tendered prior to the meeting of shareholders. Clearly state the time and date when this must be completed and provide the cross-reference to the more detailed information regarding the specific steps associated with conversion. In addition, consider adding a statement to the letter informing shareholders seeking conversion that they should start the process promptly in order to complete the steps within the required time period.

We have clarified further on pages xiii, 32-33 and elsewhere in the Proxy Statement, the steps required to exercise conversion rights.

As was stated in the Proxy Statement contained in the previous Amendment No. 3, and as set forth on pages xiii and 32 and elsewhere in the Proxy Statement, the time

Mr. John Reynolds
March 30, 2007

and date for tendering share certificates (in the case of any stockholder of record — there were none as of the prior record date established by General Finance) or obtaining “certification” of “street name” shares (all of the IPO shares entitled to conversion are held in street name as stated in the Proxy Statement on page 19) will be 12:00, noon New York City time, on the date of the special meeting. This coincides with 9:00 A.M., Los Angeles time, which is the scheduled time of the special meeting that will be held in Los Angeles.
We have included in the Proxy Statement cross-references to the more detailed discussions of conversion on the second page of the letter to stockholders and on pages xiii and 32.
We have added on the second page of the letter to stockholders the statement requested regarding the customary statement to stockholders who may wish to exercise their conversion rights.
Questions and Answers About the Acquisition and the Special Meeting, page iv
3.	We note your response to comment four of our letter dated March 1, 2007, and we reissue the comment. Please clarify in this section and in the more detailed discussion of the merger agreement whether these consents have been received and, if so, when. We note that you have not obtained one of the consents but expect to obtain this prior to the closing Please provide the basis for your belief. We may have further comment.

We have removed the prior reference to the closing condition regarding third-party consents, since all material consents were obtained in connection with the signing of the amended acquisition agreement. See also page 86 with respect to the consent from Triton.

4.	Please tell us the reason for deleting the following provision from pages xiii and 31 of the proxy statement: “If you are the record owner of your shares and affirmatively vote against approval of the acquisition, you may demand conversion of your shares into a pro rata portion of the funds held in the trust account either by checking the appropriate box on the proxy card or by submitting your request in writing to us at our address listed in this proxy statement.”

We removed the language cited because all of the General Finance IPO shares were held in street name as of the prior record date for the special meeting, so this advice to stockholders who may have held their shares in their own names was inapplicable. We will include in a subsequent amendment this former instruction,

Mr. John Reynolds
March 30, 2007

or a similar instruction, if it turns out that there are any stockholders of record as of the new record date who are entitled to conversion rights.

5.	We note the additional steps that must be taken if shares are held in street name. Provide a bulleted point step by step process for those shares held in street name that are electing conversion.

We have revised and expanded upon the previous language in the Proxy Statement (see pages xiii and 32) regarding these steps, which are presented in a simplified form in bullet points. We believe that the conversion process presents no barriers to stockholders who may wish to convert. The process starts with a telephone call from the stockholder to his or her broker requesting that his or her shares be “certificated.” We understand that the broker then customarily telephones or emails his or her back office instructing the back office to transfer the shares, and that the back office merely telephones or sends a facsimile to General Finance’s transfer agent, which then electronically reflects the “certification” of the shares in the stockholder’s name. As such, stockholders should be able to elect to convert their shares right up until the very time of the special meeting. We believe that this process is more streamlined even than the traditional process that stockholders must follow in order simply to vote “street name” shares in person at a stockholders meeting.

6.	We note your response to comment six of our letter dated March 1, 2007. We note that the proxy card includes a box for both voting against the acquisition and to elect conversion. Please explain how the “confusion” has occurred regarding shares held in “street name.”

In light of the Staff’s comment, we have revised somewhat the language cited. See page xiii and xiv. The proxy card is designed for use only by the record owner of shares. Brokers and other record owners of “street name” shares use ADP’s process, which is a separate, and largely electronic, means of voting “street name” shares.

General Finance is told by its transfer agent that the principal source of the “confusion” experienced by other SPACs was their inability to match votes against the business combination with the shares actually held by the stockholder who directed their brokers to so vote. This apparently was complicated by the fact that the stockholders who voted against the business combination may have transferred their shares after so voting. According to General Finance’s transfer agent, one

Mr. John Reynolds
March 30, 2007

SPAC was unable to honor conversion elections until nearly four months after the completion of its initial business combination because of this problem.

General Finance’s procedures were developed in conjunction with its transfer agent to avoid any problems in determining the identity of a stockholder who cast votes against the acquisition and who also elect to convert their shares. Please bear in mind that, unlike in the traditional merger or acquisition voting context, there are three options to stockholders; they can vote “for” the acquisition or “against” the acquisition or “against” the acquisition and elect to exercise conversion rights. We have clarified this in a new question and answer on page xiii of the Proxy Statement.

7.	We note the certifications that the shareholders have held the shares since the record date and that they will continue to hold the shares through the closing of the acquisition. Please provide the basis for this requirement and explain how this is consistent with the disclosure in the Form S-1. We note that shareholders have the right to change their minds and change their votes. Please reconcile that disclosure with these requirements regarding the certifications. We may have further comment.

If by “basis,” the Staff means the “reason,” see our response to comment 6, above. If the Staff means “authority,” we refer the Staff to the General Finance IPO prospectus, which states that:
“Public stockholders voting against a business combination and who follow certain procedures will be entitled to convert their stock into a pro rata share of the trust account, including a pro rata share of the contingent underwriting discount and a pro rata share of any interest earned (net of taxes) on the trust account, if the business combination is approved and completed. We will give our public stockholders reasonable advance notice of these procedures, which will include instructions for the return of their stock, information regarding the mechanics of the distribution of funds from the trust account and other procedures intended solely to facilitate an orderly conversion of the shares held by public stockholders seeking conversion.” (Emphasis added.)
We respectfully submit that nothing in the procedures adopted by General Finance is inconsistent with the specific advice to the initial purchasers of IPO shares or to the subsequent purchasers of those shares in the after-market. These procedures are designed to facilitate the orderly conversion of shares, and are consistent with the representations in General Finance’s IPO prospectus that specifically contemplated that converting stockholders would have to tender their stock.

Mr. John Reynolds
March 30, 2007

We also believe there is no inconsistency between the requirement that stockholders who elect to convert their shares must hold their shares through the closing and the right of stockholders to withdraw their conversion election. We note that the requirement to hold shares through the closing also is a feature of the conversion process used by all other SPACs that we are aware of. The Proxy Statement describes how stockholders can change their vote or withdraw a conversion election. If they do withdraw the election, of course, they also are free to transfer their shares. This corresponds to the same result where shares are not tendered until after the closing of the acquisition. Supplementally, the transfer of “certificated” shares back to “street name” is quite routine and can be accomplished within a couple of hours of a request from brokers on behalf of their stockholder customers.

8.	We reissue comments seven and 12 of our letter dated March 1, 2007. Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Provide a more detailed discussion of the steps required for holders in “street name” to exercise their conversion rights. Provide a detailed analysis as to the amount of time that will be required (consider providing a time range of the minimum and maximum time) for investors to complete each step necessary to complete to process required to elect conversion. Explain whether the minimum time provided to investors would be sufficient for an average investor to meet these steps. We may have further comment.

As requested, we have added on page xiv of the Proxy Statement that there will be not less than 20 days between the date the Proxy Statement is first mailed to stockholders and the date of the special meeting.

As noted in our response to comment 6, the conversion process requires only a telephone call from the stockholder to his or her broker, a telephone call or email from the broker to his or her back office, and a telephone call or facsimile from the broker’s back office to General Finance’s transfer agent. Depending upon the responsiveness of a stockholder’s broker, General Finance’s transfer agent reports that the whole process can be accomplished in as little as an hour or so. We do not want to offer this estimate to stockholders, because it depends upon them and their brokers. We also do not want to suggest that stockholders can wait until the last minute if they wish to exercise their conversion rights. We have, however, indicated on page 33 of the Proxy Statement that we believe that this process can be accomplished on a same-day basis.

9.	We note the statement that the transfer agent will “endeavor to process requests for certification of shares and conversion elections on a same-day basis.” Clarify, if true, that

Mr. John Reynolds
March 30, 2007

they are under no obligation to complete this process within this time frame. In addition, we note that the shareholders will have to go through their broker or other agent to obtain the certification of shares and that this will impact the actual time frame for completing the process. Please revise the disclosure to take fully into account all steps and parties that will be involved in the certification process.

As requested, we have added on pages xiv and 33 a statement to the effect that there is no guarantee that conversion elections can be processed on the same day they are made. Please be aware that General Finance’s transfer agent fully expects to be able to do so, so this warning is unnecessary in our view. In anticipation of a possible follow-on comment, we note that General Finance’s transfer agent cannot control the process, which involves stockholders, as well as their brokers, and therefore cannot make any guarantee.

See also our responses to comments 6 and 8, above.

10.	We note your response to comment eight of our letter dated March 1, 2007, and we reissue the comment. Provide a detailed discussion of the risks to investors as a result of the change in the conversion terms and add a risk factor.

We believe that there is no risk to General Finance or its stockholders associated with the conversion procedures adopted by General Finance. Supplementally, we believe that these procedures should not be characterized as “changed” procedures, since General Finance has never adopted any other procedures or presented any other procedures to its stockholders.

It is true that the conversion procedures have been refined and clarified from the original Schedule 14A that was filed in October 2006, and that the procedures are described with more specificity than in previous preliminary filings. This is only one of numerous changes, however, and is part of the normal proxy review process. It does not constitute a “change” from any previous General Finance practice, is not detrimental to the stockholders, and poses no risk to stockholders.

11.	We reissue comment nine of our letter dated March 1, 2007. Provide clear disclosure regarding the costs associated with tendering the physical shares and any other requirements, fees or steps to elect conversion. Clarify whether the broker may charge fees in addition to the fee from the transfer agent. In addition, the statement that “No” in response to the question as to whether there is any charge for following the conversion

Mr. John Reynolds
March 30, 2007

procedure” is inconsistent with the disclosure that follows that statement. Please reconcile. Add a risk factor. In addition, clarify how this fee from the transfer agent is allocated. Is it per shareholder, per broker, per share, etc.?

The Proxy Statement, on pages xiv and 33, advises stockholders that General Finance’s transfer agent charges a $35 fee to brokers, and we have clarified that this fee is a flat fee per certification, and is not based upon the number of “street name” shares involved. There was, and is on pages xiv and 33, of the Proxy Statement a statement advising stockholders to contact their brokers about whether the brokers may charge a fee in connection with the certification of the stockholder’s “street name” shares. General Finance has no knowledge whether brokers charge a fee, or if so, what the fee might be. In response to the Staff’s concern, however, we have added on page 25 a risk factor to the effect that stockholders should be aware that there may be a charge associated with exercising their conversion rights.

Supplementally, certification is a normal part of the broker-customer relationship, and is not unique to SPACs, generally, or to General Finance’s conversion procedures, in particular. According to General Finance’s transfer agent, where shares are tendered after the acquisition is completed, “street name” shares also have to be certificated, and the same $35 charge would be imposed on brokers by the transfer agent. We also believe that a stockholder who maintains a brokerage account in which shares are held in “street name” is likely to be aware of his or her broker’s policies and practices associated with transferring those shares into the stockholder’s own name.

We have changed to “Maybe” the response to the question cited on page xiv of this Proxy Statement.

12.	We note your response to comment ten of our letter dated March 1, 2007, and we reissue the comment. These additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Provide clear disclosure throughout the proxy statement.

As noted in the letter from General Finance’s transfer agent furnished supplementally with our previous response letter, at least six other recent SPACs have used the conversion procedures that General Finance has adopted. We do not believe that General Finance has imposed any “additional” procedures or that the procedures will make it more difficult for investors to elect conversion or more likely not to meet all of the requirements for conversion. We are not aware of what procedures the Staff is comparing to General Finance’s procedures in making these

Mr. John Reynolds
March 30, 2007

assertions, but we believe that General Finance’s procedures are improved compared to the procedures employed by earlier SPACs. As noted in our response to comment 10, until now, General Finance, itself, has never had any other procedures in this regard.

13.	We note your response to comment 13 of our letter dated March 1, 2007, and we reissue the comment. Please contrast your procedures for conversion with the conversion process of the traditional SPACs. Clarify whether any fees would be charged in the traditional SPAC conversion election where the shares are tendered after the business combination.

See our response to comment 12, above. At least six other SPACs have used the same procedures adopted by General Finance, and we have no reason to believe that the procedures are not “traditional.” We have explained in the Proxy Statement that the procedures are necessary to enable General Finance to effectively implement the exercise of conversion rights by its stockholders. The objective of the procedures is to make it possible to readily identify converting stockholders and to quickly honor their conversion elections and to avoid problems experienced by other (traditional) SPACs. Based, however, upon our interpretation of the Staff’s reference to the “traditional process,” we have revised the discussion on page xiii to refer to the process whereby shares are not tendered until after the closing of the business combination. We also have added on page xiv that we are not aware if a fee would be associated with the alternative processes used by other SPACs.

14.	Clarify whether shareholders who vote against the transaction and check the box electing conversion but that are not able to comply with the additional requirements regarding the tendering of shares and providing the certifications would have any recourse or ability to correct the errors after the shareholder meeting.

We have clarified on page xiv and 33 that stockholders who do not properly exercise their conversion rights by the time of the special meeting will not be able to do so afterwards. Otherwise, General Finance would never be able to determine whether the proposed action was duly approved at this special meeting. This would be tantamount to permitting stockholders in a stockholders meeting held to elect directors or take action on other matters vote to change their vote after the stockholders meeting.

15.	Update the estimated conversion amount per share as of the most recent practicable date.

We have done so as of February 28, 2007.

Mr. John Reynolds
March 30, 2007

Risk Factors, page 19
16.	We reissue comment 15 of our letter dated March 1, 2007. The Form S-1 set forth the requirement that the initial target business must have a fair market value that is at least 80% of the net assets in the trust as of the transaction. The Form S-1 further indicates that the fair market value would be based upon standards generally accepted by the financial community. The company has provided disclosure in the proxy statement regarding the methods used to determine the valuation. Some of these methods included ranges that would fall below the 80% valuation. In light of this valuation provided by the board, it would appear that a reasonable investor could determine that the company may not have complied with the 80% requirement as set forth in the Form S-1. Please provide clear disclosure in the risk factor on page 23 regarding both the requirement as set forth in the Form S-I and the potential that a reasonable investor could determine that this requirement was not met.

We have updated the disclosures in the proxy statement regarding the General Finance board’s determination that the restructured acquisition meets the 80% test. The updated calculation analyses all indicate a range of fair values of Royal Wolf in excess of 80% of General Finance’s net assets as of December 31, 2006, the most recent practicable date.

The prior analyses referred to by the Staff constituted only two of the eight valuation ranges produced by the prior analyses, and the board of General Finance did not place emphasis on these two outcomes because they reflected incomplete information as was described in the previous version of the Proxy Statement. All valuations based upon Royal Wolf’s projected results for 2007 exceeded the 80% threshold in the original analyses by management and the board of directors of General Finance.

Given the passage of nearly three full fiscal quarters of fiscal 2007, the historical results of Royal Wolf, for the year ended June 30, 2006 are no longer relevant to the determination of the current fair value of Royal Wolf. As the Staff noted in comment 24, it is necessary to update the valuation in light of the passage of time since the original valuation analyses in August and September of 2006.

As disclosed on page 54 of the Proxy Statement, the fair value determined by the board of directors of General Finance exceeds the 80% threshold. Based upon the board’s updated valuation determination, the prior risk factor with regard to the 80% threshold is no longer applicable and has been eliminated.

Mr. John Reynolds
March 30, 2007

Consideration of the Acquisition, page 33
17.	We reissue comment 18 of our letter dated March 1,2007. Please provide a clear statement, if true, that “there were [no] contacts by General Finance with any third parties prior to the completion of its IPO.” The current disclosure is more limited in its scope.

We have clarified on page 35 that there were no contacts with third parties (except the unsolicited contacts cited by the Staff in comment 18, below) prior to the effectiveness of General Finance’s registration statement relating to its IPO. As was, and is, disclosed on page 35, there were contacts after the effectiveness of the IPO, but before the closing of the sale of the IPO securities. We previously noted that prior references to “completion” of the IPO were intended to mean the effectiveness of the IPO registration statement. We note that this also is the date as of which the General Finance IPO prospectus speaks. In order to avoid any possible misunderstandings in this regard, we respectfully decline to refer merely to the “completion” of the IPO, because it would be inaccurate to say that General Finance had no contacts prior to the “completion” of the IPO if “completion” means the closing of the sale of the IPO securities. In any event, we believe that it is clear from the Proxy Statement disclosures when contacts were first initiated by General Finance, so stockholders have all the information they would need to determine how these contacts may relate to the “completion” of the IPO.

18.	We note your response to comment 19 of our letter dated March 1, 2007. Please disclose the supplemental information provided in your response in the proxy statement. In addition, clarify whether any of these contacts included any contacts relating to RWA.

We have added on page 35 the supplemental information that the Staff refers to. We also have indicated that none of these unsolicited contacts prior to the effectiveness of General Finance’s IPO related to Royal Wolf or RWA.

19.	Clarify whether any contacts or communications, direct or indirect, were undertaken from the “effectiveness of the registration statement and the initial distribution and sale” and the “completion of the offering” on April 10. We may have further comment.

We do not understand the Staff’s comment. As was previously disclosed, and is disclosed, on page 35 of the Proxy Statement, there were contacts and communications regarding General Finance’s search for an initial business combination starting after the effectiveness of the registration statement regarding General Finance’s IPO. The Proxy Statement describes the nature of these contacts and communications.

Mr. John Reynolds
March 30, 2007

20.	Please revise the disclosure to make it clear, as stated in prior amendments, that the initial contact from Mr. Baxter occurred one day after the completion of the IPO.

See our response to comment 19, above. We changed this prior reference at the behest of the Staff. We do not understand the Staff’s suggestion that we now return to the prior disclosure. We have disclosed the date on which the initial contact was made by Mr. Baxter, including its juxtaposition with both the effectiveness of the IPO registration statement and the closing of the sale of the IPO securities. If, as the Staff seems to suggest, “completion” of the IPO should be read to mean April 10, 2006, it would be inaccurate to make the change the Staff suggests.

21.	Clarify the nature of Mr. Valenta’s acquaintance with Mr. Skinner. In addition, we note that this acquaintance was through the former parent of RWA. Clarify whether Mr. Valenta had any contacts or acquaintances with any other affiliates of either RWA or the former parent of RWA. Clarify when Triton Holdings ceased to be the parent of RWA. Lastly, clarify whether there was any contact or communications between Mr. Valenta and Mr. Skinner, directly or indirectly, from the time General Finance was conceptualized to the time of the completion of the IPO.

We have clarified in detail on page 36 of the Proxy Statement the nature of Mr. Valenta’s acquaintance with Mr. Skinner, which dates back to approximately the mid-1990s. We also have clarified that, in addition to Mr. Skinner, Mr. Valenta is acquainted with other employees of Triton Holding, the holding company of the former parent company of Royal Wolf, but that he had no prior acquaintance with any other former affiliate of RWA (Triton Holding is not currently affiliated in any way with RWA). We have repeated on page 36 of the disclosure that also appears on page 77 of the Proxy Statement that Royal Wolf was acquired by RWA from Royal Wolf’s former parent company in December 2003.

Lastly, we have clarified on page 37 the only contacts between Mr. Valenta and Mr. Skinner since mid-2005, the approximate time that the General Finance IPO was conceptualized by Mr. Valenta, until the present time.

22.	Clarify the nature of the discussion between Mr. Skinner and Mr. Baxter. Also, state whether any steps or actions were taken by Mr. Baxter or Mr. Skinner prior to the completion of the IPO, other than the telephone call The current disclosure indicates you were not aware of any actions before the phone call. In addition, please provide a clear statement as to whether there were any actions by Mr. Baxter, rather than the current disclosure that you are not aware of any actions. Since Mr. Baxter is an officer of the

Mr. John Reynolds
March 30, 2007

target company, it would appear the company can determine whether any actions were taken.

We have added on page 36 of the Proxy Statement a sentence regarding the nature of the conversation. We also have added the statement that neither Mr. Skinner nor Mr. Baxter took any steps or actions regarding a possible transaction between of Royal Wolf and General Finance.

23.	Clarify all relationships between Mr. Skinner and Mr. Baxter and RWA. It appears from the supplemental information that Mr. Skinner was a director of RWA. We may have further comment.

We have clarified on page 36 of the Proxy Statement that Mr. Skinner was a director of RWA prior to the management buyout in December 2003, and that there was no other relationship between him and RWA. We also have clarified that Mr. Baxter worked with Mr. Skinner, who was employed by RWA’s U.S. parent company, before Mr. Baxter and the other management shareholders participated in the buyout of RWA in December of 2003.
Valuation, page 40
24.	Please update the funds in the trust account and the 80% calculation as of the most recent practicable date. The current information is as of September 30, 2006.

We have updated this disclosure throughout the Proxy Statement. See pages xv, 32 and 75.
Selected Companies Analysis, page 43; Selected Transactions Analysis, page 45
25.	We note your response to comment 27 of our letter dated March 1, 2007 and we reissue the comment. Please provide the information that we previously requested about these comparable transactions in tabular format. Please explain the inclusion of private companies and private transactions as comparable companies and transactions when you could not compare key elements of the companies or transactions. Discuss the limitations on your valuations as a result of not having certain information about the companies and transactions.

We have set forth on page 54 of the Proxy Statement an updated presentation of the valuation determination of the General Finance board of directors. The table includes the information requested. In light of the Staff’s comments and the incomplete information regarding the private companies, the

Mr. John Reynolds
March 30, 2007

board eliminated the private companies in its comparable companies analysis for which General Finance did not have the financial information noted by the staff. Please see page 53 of the Proxy Statement.
The Acquisition Agreement, page 48
26.	We reissue comment 31 of our letter dated March 1, 2007. Section 14 appears to provide guarantees by the individual shareholders of RWA and would appear to be material to investors.

We have added on pages 10 and 62 of the Proxy Statement the disclosures requested.
Other Information About Us, page 65
27.	We reissue comment 34 of our letter dated March 1, 2007. Disclose in tabular format the names of each of the creditors that have not provided waivers and state the amount owed to each creditor.

We have added on page 76 of the Proxy Statement the table requested and related information as of February 28, 2007, the most recent practicable date. Note also that Mr. Valenta has agreed to an increase in his credit line from $2,000,000 previously to $3,000,000. We have made this change throughout the Proxy Statement.
Stockholder Proposals, page 101
28.	Please define “within a reasonable time before we begin to print and mail our proxy materials for the annual meeting...”

The language quoted is from the SEC’s Rule 14a-8(e)(2). We have clarified on page 111 that what is a “reasonable time” is to be determined by reference to Rule 14a-8(e)(2), but in no event will be more than 20 days.
Exhibits
29.	Please file the following schedules to the Share Sale Deed: Schedules 2, and 3.

We have included the Schedules noted as part of ANNEX A to the Proxy Statement.

Mr. John Reynolds
March 30, 2007

* * *
     As before, please address all questions and comments regarding the foregoing to me at (310) 789-1259, telephone, or (310) 201-4746, facsimile.
Very truly yours,
/S/ Dale E. Short

cc:	David Walz (SEC)
Terrence O’Brien (SEC)
Ronald F. Alper (SEC)
Pamela Howell (SEC)
Alan B. Spatz, Esq.

Mr. John Reynolds
March 30, 2007

bcc:	Ronald F. Valenta
John O. Johnson
Charles E. Barrantes